Exhibit 99.1

Volvo Car Group Unveils V60 Bi-Fuel Car with Westport Natural Gas Fuel System at NGV 2013 Gothenburg

VANCOUVER, June 11, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today announced that Volvo Car Group unveiled its new Volvo V60 Bi-Fuel car in conjunction with the NGV 2013 Gothenburg event being held from June 11 to 13 at the Swedish Exhibition Centre in Gothenburg, Sweden (https://www.media.volvocars.com/se/enhanced/se-se/Media/Preview.aspx?mediaid=49384). Sales for the new product will start in October 2013 in Sweden.

"Demand for natural gas vehicles in Sweden is expected to increase in response to the pending extension of the Government of Sweden alternative fuel tax incentive program," said Ian Scott, Executive Vice President, Westport. "The launch of this product provides a new option for corporate and municipal fleet customers."

The new Volvo V60 Bi-Fuel car, with excellent green credentials, runs on either compressed natural gas (CNG)/biomethane or petrol (gasoline), and is a sporty estate car. With a powerful 213 horsepower engine, the Bi-Fuel system offers a total driving range of 1,120 kilometers and when renewable CNG (biomethane) is used as a vehicle fuel, greenhouse gas emissions are significantly reduced compared to petrol. The new V60 will expand Volvo Car Group's Bi-Fuel product line.

Westport and Volvo Car Group are currently in discussions to expand the Volvo V60 Bi-Fuel car into other markets.

Since 2009, Westport - the sole supplier of natural gas fuel systems to Volvo Car Group - has developed and installed natural gas systems for the Volvo V70 estate car at a facility located inside Volvo's main production centre in Gothenburg, Sweden. Natural Gas Vehicles, a Global Strategic Business Report, projects that the number of natural gas vehicles (NGVs) in Sweden will triple between 2010 and 2018, from 31,179 to 92,657.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel systems technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the timing for initial sales of the new V60 Bi-Fuel car and and estimated future number of NGVs in Sweden.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
Phone: 604-718-2046
Email: invest@westport.com

Media Inquiries
Nicole Adams
Director, Communications
Westport
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 04:00e 11-JUN-13